UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2022

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

8 Hahortim Street
Holon 5881147, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXPLANATORY NOTE

On March 1, 2022, Ability Inc. (the “Company”) notified its shareholders of its upcoming Special General Meeting of Shareholders which will take place on Tuesday, April 26, 2022, at 3:00 pm Israel time.

The Notice of Special Meeting and Proxy Statement to be delivered to holders of the Company’s ordinary shares in the United States, which includes detailed information about the meeting and the agenda thereof, is furnished as Exhibit 99.1 and incorporated by reference herein.

Exhibits

99.1	Notice of Special Meeting and Proxy Statement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 1, 2022	ABILITY INC.

	By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

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